

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2014

<u>Via Email</u>
Troy A. Covey
Principal Executive Officer
APT MotoVox Group, Inc.
8844 Hillcrest Road
Kansas City, MO 64138

  Re: **APT MotoVox Group, Inc.**
    Form 8-K
    Filed March 28, 2014
    File No. 000-54597

Dear Mr. Covey:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Mara L. Ransom

      Mara L. Ransom
      Assistant Director

cc: Peter Hogan, Esq.